# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549

# FORM 8-K/A
Amendment No. 1 to Current Report

## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   **April 22, 2003**

**AirTran Holdings, Inc.**
(Exact name of registrant as specified in its charter)
State of Incorporation:  **Nevada**

**9955 AirTran Boulevard, Orlando, Florida  32827**
(Address of principal executive offices)  (Zip Code)

**(407) 251-5600**
(Registrant's telephone number, including area code)

Commission file number: **1-15991**    I.R.S. Employer Identification No: **58-2189551**



**AirTran Airways, Inc.**
(Exact name of registrant as specified in its charter)
State of Incorporation:  **Delaware**

**9955 AirTran Boulevard, Orlando, Florida  32827**
(Address of principal executive offices)  (Zip Code)

**(407) 251-5600**
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**    I.R.S. Employer Identification No: **65-0440712**

THIS FORM 8-K/A AMENDS AIRTRAN HOLDINGS, INC.'S CURRENT REPORT ON FORM 8-K DATED APRIL 23, 2003 AS PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO PROVIDE A RECONCILIATION OF CERTAIN REPORTED NON-GAAP FINANCIAL MEASURES TO THEIR COMPARABLE FINANCIAL MEASURES REPORTED ON A GAAP BASIS, PURSUANT TO SEC REGULATION G.

**Item 7.  Financial Statements and Exhibits.**

 (c) Exhibits.  The following exhibit is attached to this Current Report on Form 8-K (this "Report"):

   99   Press Release dated April 22, 2003

**Item 9.  Regulation FD Disclosure.  (Information provided under Item 12 - Results of Operations and Financial Condition).**

On April 22, 2003, AirTran Holdings, Inc. (the "Company") issued a press release reporting the Comp any's financial results for the first quarter ended March 31, 2003 (the "Press Release").  A copy of the Press Release is being furnished as Exhibit 99 to this Report and is incorporated into this Report by reference.

Item 12 of Form 8-K, "Results of Operations and Financial Condition," requires the Company to furnish the Press Release to the Securities and Exchange Commission.  In accordance with interim guidance issued by the Securities and Exchange Commission in Release No. 33-8216, the Company is furnishing the Press Release required by Item 12 under Item 9 of this Report.

The information being furnished under Item 9 of this Report shall be considered "filed" for purposes of the Securities Exchange Act of 1934, as amended.

On April 22, 2003, members of the Company's management held a conference call with investors to discuss the release of the Company's financial results for the first quarter of 2003 as well as certain information regarding estimates for 2003.

During this call, management noted the following among other things:

--     Excluding the west coast operations of Los Angeles and Las Vegas, available seat miles are projected to grow approximately 18 percent in the second quarter, 20 percent in the third quarter and 21 percent in the fourth quarter;
--     Our 1st quarter 2003 passenger revenue per available seat mile (RASM) demonstrated year-over-year improvements in January and February, while our March RASM was down approximately 3 1/2 % year-over-year primarily due to the elevated status of the Homeland Security Threat Condition and the military conflict in Iraq;
--     We expect our non-fuel unit costs will be flat to down 1% for the rest of the year;
--     We estimate the price of fuel to average $0.90 per gallon for 2003;
--     Maintenance expense for 2003 is estimated to be $250 per block hour;
--     Depreciation expense for 2003 is expected to be in the range of $10 million to $15 million;
--     Effective tax rate for 2003 is estimated to be in the range of 5% to 10%; and
--     Capital expenditures for 2003 are not expected to exceed $20 million.

2

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's available seat mile growth, operating cost trends, effective tax rates, capital expenditures, operational and financial success, business model, ability to return value to investors, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**AirTran Holdings, Inc.**
*(Registrant)*

Date: May 5, 2003

/s/ Stanley J. Gadek

Stanley J. Gadek
*Senior Vice President, Finance,*
*Treasurer and Chief Financial Officer*
*(Principal Accounting and Financial Officer)*

**AirTran Airways, Inc.**
*(Registrant)*

Date: May 5, 2003

/s/ Stanley J. Gadek

Stanley J. Gadek
*Senior Vice President, Finance,*
*Treasurer and Chief Financial Officer*
*(Principal Accounting and Financial Offic er)*

**EXHIBIT 99**


**AirTran Holdings Reports Fourth Consecutive Quarterly Profit**
**- Revenues Increase 31 Percent to $208 Million;**
**Unit Costs Decline 4.3 Percent -**


ORLANDO, Fla. (April 22, 2003) - AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported its results for the first quarter 2003:

-- Net income for the first quarter was $2.0 million or $0.03 per diluted share versus a loss of $3.0 million or $0.04 per diluted share in the year-earlier period.

-- Operating revenues for the quarter totaled $208.0 million, a 30.6 percent increase over $159.3 million from the first quarter 2002.

-- Non-fuel operating costs per available seat mile (CASM) declined by 7.6 percent to 6.60 cents. CASM declined by 4.3 percent to 8.63 cents in the first quarter despite a 23.1 percent increase in the price of fuel.

-- Traffic, or revenue passenger miles (RPMs), increased 31.3 percent over the year-earlier period, which set a new quarterly record. Capacity, or available seat miles (ASMs), increased 28.5 percent, also setting a company record for that period**.**

"The achievement of announcing our fourth consecutive profitable quarter in such a challenging economic climate should make every member of the AirTran Airways team proud today," said Joe Leonard, chairman and chief executive officer. "Our airline is well-positioned to continue its operational and financial success into the remainder of 2003. We welcome the upcoming opportunities to bring our low fares and exceptional service to travelers across the country, now from the East Coast to the West Coast."

The airline served 2.6 million passengers, a first quarter record and an increase of 20.4 percent over the 2.1 million passengers served in the same quarter last year. Load factor increased 1.5 points to 67.8 percent.

Robert Fornaro, president and chief operating officer remarked: "Several years ago travelers chose AirTran Airways primarily because of our low fares. While we remain committed to offering passengers an affordable way to travel, the team at AirTran Airways has built a brand that has attracted a loyal customer base. From our caring customer service to an affordable Business Class, many travelers now say AirTran Airways is their carrier of choice. In a recent independent customer survey, our passengers told us they were very happy with their AirTran Airways experience. Nearly 82 percent of those surveyed were very satisfied, and 90 percent said they were likely to fly with AirTran Airways again."

Stan Gadek, senior vice president of finance and chief financial officer said, "AirTran Airways benefited this quarter from the outstanding productivity of our Crew Members, a reduction in unit costs and continued sound financial discipline. Maintaining low costs is key to offering low fares and generating profits for our shareholders."

Operating highlights for the quarter include:

-- Announced westward expansion with three new destinations: Denver (May 21); Los Angeles (June 4); and Las Vegas (June 11).
-- Enhanced service in Akron/Canton, Atlanta, Baltimore/Washington, Boston, Dayton, Flint, Grand Bahama Island, Milwaukee, Moline/Quad Cities, Myrtle Beach, New York City, Orlando, Philadelphia, Pittsburgh, and Raleigh/Durham.
-- Launched a new advertising campaign entitled "GO" that includes television, magazine, newspaper, outdoor and digital components.
-- Took delivery of seven Boeing 717s increasing the total 717 fleet to 57.
-- Introduced AirTran Vacations, an online travel planning product, with Expedia, Inc.
-- Relaunched X-Fares, the airline's popular standby program for young customers between the ages of 18 and 22.
-- Won three awards at the OnBoard Services Awards, including first place in the uniforms and uniform software solutions categories.

The airline will provide an online, real-time webcast of its first-quarter earnings conference call today at 10:00 a.m. (EDT). Beginning approximately two hours after the initial conference call is completed, a replay of the webcast will be available.

To access the webcast, go to the "Investor Relations" area of AirTran Airways' Web site (airtran.com), accessible from the homepage. Once there, click on either the "Overview" or "Calendar" buttons, and follow the prompts for the webcast. The broadcast will also be available at www.streetevents.com.

Editor's note: Statements regarding the Company's operational and financial success, business model, ability to return value to investors, improved operational performance and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.


CONTACT:    AirTran Airways, Orlando
            Tad Hutcheson, 407/251-5578

**AirTran Holdings, Inc.**
**Consolidated Statements of Operations**
(In thousands, except per share data and statistical summary)
(Unaudited)

| | Three Months Ended March 31, 2003 | Three Months Ended March 31, 2002 | Percent Change |
|---|---|---|---|
| **Operating Revenues:** | | | |
| Passenger | $ 201,900 | $ 155,689 | 29.7 |
| Cargo | 383 | 243 | 57.6 |
| Other | 5,719 | 3,372 | 69.6 |
| Total operating revenues | 208,002 | 159,304 | 30.6 |
| **Operating Expenses:** | | | |
| Salaries, wages and benefits | 54,591 | 45,252 | 20.6 |
| Aircraft fuel | 47,144 | 33,805 | 39.5 |
| Aircraft rent | 26,419 | 13,758 | 92.0 |
| Distribution | 10,772 | 10,705 | 0.6 |
| Maintenance, materials and repairs | 15,079 | 10,563 | 42.8 |
| Landing fees and other rents | 11,484 | 10,010 | 14.7 |
| Aircraft insurance and security services | 5,550 | 7,808 | (28.9) |
| Marketing and advertising | 7,077 | 5,675 | 24.7 |
| Depreciation | 3,322 | 4,411 | (24.7) |
| Other operating | 18,186 | 20,249 | (10.2) |
| Total operating expenses | 199,624 | 162,236 | 23.0 |
| **Operating Income (Loss)** | 8,378 | (2,932) | -- |
| **Other (Income) Expense:** | | | |
| Interest income | (527) | (533) | (1.1) |
| Interest expense | 6,869 | 7,479 | (8.2) |
| SFAS 133 adjustment | -- | (5,857) | -- |
| Other expense, net | 6,342 | 1,089 | -- |
| **Income (Loss) Before Income Taxes** | 2,036 | (4,021) | -- |
| Income Tax Expense (Benefit) | -- | (987) | -- |
| **Net Income (Loss)** | $ 2,036 | $ (3,034) | -- |
| | ======= | ======= | |
| **Earnings (Loss) per Common Share** | | | |
| Basic | $ 0.03 | $ (0.04) | -- |
| Diluted | $ 0.03 | $ (0.04) | -- |
| **Weighted-average Shares Outstanding** | | | |
| Basic | 71,522 | 69,786 | 2.5 |
| Diluted | 74,476 | 69,786 | 6.7 |
| EBITDA | $ 11,700 | $ 1,479 | -- |
| Operating margin | 4.0% | (1.8)% | 5.8pts. |
| Net margin | 1.0% | (1.9)% | 2.9pts. |


**AirTran Holdings, Inc.**
**Statistical Summary**
(Unaudited)


| | Three Months Ended March 31, | | Percent |
|---|---|---|---|
| | **2003** | **2002** | **Change** |
| **First Quarter Statistical Summary:** | | | |
| Revenue passengers | 2,560,160 | 2,126,405 | 20.4 |
| Revenue passenger miles (000s) | 1,567,412 | 1,193,338 | 31.3 |
| Available seat miles (000s) | 2,311,961 | 1,799,189 | 28.5 |
| Block hours | 64,929 | 52,860 | 22.8 |
| Passenger load factor | 67.8 % | 66.3 % | 1.5 pts. |
| Break-even load factor | 67.1 % | 68.0 % | (0.9) pts. |
| Average fare | $ 78.86 | $ 73.22 | 7.7 |
| Average yield per RPM | 12.88 ¢ | 13.05 ¢ | (1.3) |
| Passenger revenue per ASM | 8.73 ¢ | 8.65 ¢ | 0.9 |
| Operating cost per ASM | 8.63 ¢ | 9.02 ¢ | (4.3) |
| Non-fuel operating cost per ASM | 6.60 ¢ | 7.14 ¢ | (7.6) |
| Average cost of aircraft fuel per gallon | 107.55 ¢ | 87.38 ¢ | 23.1 |
| Weighted-average number of aircraft | 67 | 60 | 11.7 |


4


Pursuant to the new SEC Regulation G, we are providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a GAAP basis. It is our view that the reported non-GAAP financial measures present more meaningful data, are consistent to financial measures reported by other airlines and are comparable to financial measures required in submissions to the Department of Transportation.

**AirTran Holdings, Inc.**
**Reconciliation of GAAP Financial Information to Non-GAAP Financial Information**
(In thousands)
(Unaudited)

| | Three Months Ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | **2003** | | **2002** | |
| **Earnings before interest, taxes, depreciation and amortization (EBITDA)** | | | | |
| Net income - GAAP | $ | 2,036 | $ | (3,034) |
| Exclude: | | | | |
| Income tax benefit | | -- | | (987) |
| Other expense, net | | 6,342 | | 1,089 |
| Depreciation | | 3,322 | | 4,411 |
| EBITDA | $ | 11,700 | $ | 1,479 |
| | | ======= | | ======= |
| **Non-fuel operating cost per ASM** | | | | |
| Total operating expenses - GAAP | $ | 199,624 | $ | 162,236 |
| Exclude: | | | | |
| Aircraft fuel | | 47,144 | | 33,805 |
| Total non-fuel operating expenses | $ | 152,480 | $ | 128,431 |
| | | ======= | | ======= |
| ASMs | | 2,311,961 | | 1,799,189 |
| Non-fuel operating cost per ASM | | 6.60¢ | | 7.14¢ |